Exhibit 99.1

N e w s r e l e a s e

QLT ANNOUNCES MULTIPLE TRANSACTIONS DESIGNED TO TRANSFORM THE COMPANY AND CREATE SIGNIFICANT NEAR- AND LONG-TERM VALUE FOR SHAREHOLDERS

QLT to Acquire InSite Vision to Create a Diversified, Pure-Play, Late-Stage

Ophthalmic Pharmaceutical Company

Combined Company Will Be Well-Capitalized with a Cash Balance of Approximately $70 Million, Including Newly Invested Capital from Broadfin Capital, JW Asset Management and EcoR1 Capital

QLT to Issue $25 Million of Redeemable Convertible Notes to Shareholders, Providing Them with the Option of Near-Term Liquidity or Participation in the Future of QLT

QLT, Deerfield and Other Leading Healthcare Investors to Invest in Aralez Pharmaceuticals, a Newly Formed, Exceptionally Managed, Commercial-Stage, Irish-Domiciled,

Specialty Pharmaceutical Company to Be Formed by the Acquisition of

Tribute Pharmaceuticals by POZEN, Inc.

QLT Shareholders to Be Offered Additional Liquidity Opportunities Through Third-Party Commitments to Purchase at Least $15 Million of Outstanding QLT Shares and $15 Million of Newly Acquired Aralez Pharmaceuticals Shares

VANCOUVER, British Columbia (BUSINESS WIRE) — June 8, 2015 — QLT Inc. (NASDAQ:QLTI) (TSX:QLT) (“QLT” or the “Company”) announced today that it has signed definitive agreements on multiple separate transformative transactions and will be returning capital to shareholders. Together, these actions are expected to create significant liquidity and near- and long-term value for QLT shareholders.

•                  InSite Vision Acquisition: QLT has entered into a definitive agreement to acquire (the “InSite Acquisition”) InSite Vision Incorporated (OTC: INSV) (“InSite Vision”) for $0.178 per share in an all-share transaction to create a diversified, pure-play, late-stage ophthalmic pharmaceutical company well equipped to advance QLT’s existing Phase III-ready Retinoid Program and the multiple additional late-stage assets acquired in the transaction. The Company will continue to be well-capitalized and, following the InSite Acquisition, will have approximately $70 million pro forma cash balance, including newly invested capital from blue-chip healthcare investors Broadfin Capital, LLC JW Asset Management, LLC and EcoR1 Capital LLC (“Co-Investors”). The Company will retain its NASDAQ and Toronto Stock Exchange listings and will continue to be headquartered in Canada.

•                  Investment in Aralez Pharmaceuticals: QLT has entered into a definitive agreement to make a $45 million equity investment in Aralez Pharmaceuticals plc (“Aralez”), an Irish-domiciled company to be created by a transaction announced earlier today that combines Tribute Pharmaceuticals Canada Inc. (TSX VENTURE:TRX) (OTCQX:TBUFF) (“Tribute”) and POZEN, Inc. (Nasdaq: POZN) (“POZEN”). QLT is investing alongside a number of leading healthcare investors, led by Deerfield Management Company (“Deerfield”) and including Broadfin Capital, LLC, who in aggregate will invest $350 million in Aralez. In return for its $45 million investment, QLT will receive ordinary shares in Aralez representing an approximately 9% ownership stake (the “Aralez Shares”). Following the closing of the InSite Acquisition, QLT intends to distribute the Aralez Shares to QLT shareholders by way of a reduction of the paid-up capital on QLT’s common shares. The distribution of Aralez Shares will provide QLT’s shareholders with the opportunity to participate in the growth of a newly formed, exceptionally managed, commercial-stage, Irish-domiciled, specialty pharmaceutical company. The Co-Investors have agreed to provide a backstop for up to $15 million of QLT’s investment in Aralez, as a result of which QLT shareholders will be able to elect to receive a portion of the distribution in cash instead of the Aralez Shares, subject to proration. The backstop provides QLT shareholders with the option of near-term liquidity and shareholder choice.

•                  Redeemable Convertible Note Issuance: Following QLT’s acquisition of InSite Vision and Aralez Shares, QLT intends to return an additional $25 million to QLT shareholders by issuing redeemable convertible notes. It is anticipated that the notes will be issued by way of a reduction of the paid-up capital on QLT’s common shares. The notes will provide QLT shareholders with an additional option of near-term liquidity or the potential for future capital investment in QLT.

The Board of Directors of QLT (the “Board”), following a comprehensive strategic and business review process in consultation with its financial advisor Greenhill & Co., has unanimously determined that these transactions are the most attractive options and in the best interests of QLT. In the Board’s view, the transactions maximize value for shareholders through the continued advancement of QLT’s existing Retinoid Program, retention of the Company’s Canadian domicile and NOLs, and the investment by the Company in attractive opportunities.

“These transactions help unlock the significant value of QLT’s assets for our shareholders and will transform QLT from a company with a single development asset into a more diverse, late-stage, revenue-generating, pure-play ophthalmology company with a strong balance sheet, Canadian domicile, significant tax assets and more liquid stock. The transaction with Aralez Pharmaceuticals and the redeemable note issuance are intended to optimize the allocation of QLT’s excess cash,” said Jason M. Aryeh, Chairman of QLT.

“QLT’s Board is very proud to enable our shareholders, along with blue-chip healthcare investors, to participate in these value creating transactions with truly innovative structures,” continued Mr. Aryeh. “The significant co-investment of new capital being made in QLT and Aralez Pharmaceuticals underscores the attractiveness of these transactions and their potential to create shareholder value.”

Over the next six months, the Co-Investors have agreed to provide additional liquidity opportunities to QLT shareholders whereby they will commit to purchase at least $15 million worth of QLT shares.

Terms of InSite Vision Acquisition

Under the terms of the of the definitive agreement and plan of merger, at closing of the InSite Acquisition InSite Vision shareholders will receive 0.048 common shares of QLT for each common share of InSite Vision they own, which equates to a value of $0.178 per InSite Vision share based on QLT’s closing share price of $3.71 on June 5, 2015. This represents a 17.3% premium over InSite Vision’s 90-day volume-weighted average share price of $0.152 as of June 5, 2015.

“The combination of QLT and InSite Vision will transform QLT into a diversified, pure-play ophthalmic pharmaceutical company with significantly enhanced near- and long-term growth potential,” stated Dr. Geoffrey Cox, QLT’s interim chief executive officer. “Following the InSite Acquisition, QLT will have a current revenue stream from InSite’s AzaSite, a prepared NDA filing for BromSite for post-cataract surgery, a Phase III trial-ready compound in QLT’s existing oral Retinoid Program, and a second Phase III trial-ready compound in Dexasite for blepharitis. Importantly, we believe the new QLT will have sufficient funding for further development of QLT’s oral Retinoid Program, InSite’s near-term lead pipeline assets and business development opportunities. QLT will have a strong cash position and balance sheet, a more liquid publicly traded stock, valuable tax credits and net operating losses, and a Canadian domicile.”

“The combined company offers significant upside potential from QLT’s Retinoid Program and near-term revenue potential from our NDA-ready BromSite opportunity,” said Timothy Ruane, Chief Executive Officer of InSite Vision.

The Boards of Directors of both companies have unanimously approved the InSite Acquisition, which is subject to customary closing conditions, including regulatory approval, InSite Vision shareholder approval and FDA acceptance of the filing of the BromSite New Drug Application. In connection with the InSite Acquisition, QLT has agreed to provide to Insite Vision a secured loan facility until closing. The transaction is expected to close in the third quarter of 2015.

Terms of QLT Investment in Aralez Pharmaceuticals

Tribute and POZEN announced earlier today that they have entered into a definitive agreement to form a combined company to be named Aralez Pharmaceuticals plc and to be domiciled in Ireland. Aralez is expected to trade on NASDAQ and TSX.

In connection with the proposed Aralez transaction (the “Aralez Transaction”), the investor group led by Deerfield and Co-Investors will invest $75 million in new equity of Aralez, of which QLT will invest $45 million. In addition, Deerfield will invest $75 million in convertible notes of Aralez, and will provide a $200 million senior secured debt facility to fund future acquisitions. These financings are scheduled to be completed simultaneously with the closing of the Aralez Transaction expected in the fourth quarter of 2015.

Following the closing of the Aralez Transaction, QLT intends to distribute the Aralez Shares that it acquires in the financing representing an approximately 9% ownership stake in Aralez, directly to QLT shareholders by way of a reduction of the paid-up capital on QLT’s common shares. The Co-Investors have agreed to provide a backstop for this distribution in the amount of $15 million. As a result, QLT shareholders will be able to elect to receive a portion of the distribution in cash instead of Aralez Shares, based on the per share price of QLT’s investment, up to $15 million, subject to proration.

“Through QLT’s unique investment in Aralez, QLT shareholders will have the opportunity to participate in the enhanced potential of a diverse commercial-stage pharmaceutical company with a strong balance sheet, expanded geographic footprint, proven management team and tax-efficient corporate structure,” stated Mr. Aryeh. “We have tremendous respect for the management team of Adrian Adams and Andrew Koven, who have a long track record of creating value for shareholders, and we believe this investment opportunity will yield material benefits for QLT shareholders, while the structure of the investment provides the option of near-term liquidity and shareholder choice.”

“I am very excited about the opportunity for Aralez Pharmaceuticals and the significant potential for shareholder value creation,” said Adrian Adams, who will be the CEO of Aralez. “Aralez Pharmaceuticals brings together two leading specialty pharma companies and creates a strong foundation for future growth, leveraging Tribute’s extensive sales network, strong drug portfolio and pipeline, and overlaying POZEN’s promising pipeline and unique in-source drug development capability. I’m delighted to partner with QLT on this opportunity and look forward to leading Tribute and POZEN in their next chapter of growth.”

“We are pleased to partner with QLT in this attractive venture and back a proven value creator like Adrian Adams,” said Alex Karnal, Partner of Deerfield. “The combination of Tribute and POZEN creates a larger, stronger and more diversified company with a number of attractive assets and exciting market opportunities. Under the leadership of Adrian Adams, we are confident that Aralez Pharmaceuticals will build on the achievements of Tribute and POZEN and create significant value for shareholders.”

Terms of the Redeemable Convertible Notes

Subsequent to the closing of QLT’s acquisition of InSite Vision and Aralez Shares, the Board intends to return an additional $25 million of capital to QLT shareholders. It is currently intended that such return of capital will be effected by issuance of redeemable convertible notes exchangeable at the noteholders’ discretion into QLT’s common shares with a 21-month term starting from the third month following issuance. The conversion price of the notes will be equal to volume-weighted average price of QLT’s common shares for the 10 trading days following a record date to be set by QLT for the issuance of the notes, plus a 35% premium. QLT will establish an escrow fund of cash sufficient for payment of any notes that are not converted to QLT common shares during the conversion period. If the redeemable convertible notes are fully converted into shares, $25 million held in escrow would be released to QLT.

Newly Invested Capital From Experienced Healthcare Investors

Following the closing of all of the above described transactions, the Co-Investors have agreed to invest $20 million in QLT. Legacy QLT shareholders will then own approximately 75% of QLT and legacy InSite shareholders and Co-Investors will own approximately 25% of QLT.

Conclusion of Strategic Review

The transactions announced today mark the culmination of a comprehensive review of strategic and business alternatives conducted by the Board. Following the termination of the Company’s agreement and plan of merger with Auxilium Pharmaceuticals in October 2014, the Board engaged Greenhill & Co. to act as financial advisor to the Company. Over the past five months, Greenhill and the Board conducted a thorough process to manage inbound inquiries and to contact potentially interested parties to explore transactions that would maximize the value of QLT’s Retinoid Program and its cash, tax and general corporate assets.

“This series of transactions and capital return reflects the continued commitment of QLT’s Board of Directors and management team to deliver value to QLT shareholders,” said Dr. Cox. “The proposed transactions reflect an innovative structure that is designed to optimize shareholder value for QLT and InSite Vision. Substantial capital is committed to the combined entity, additional capital is earmarked for future investments in the combined company, and a distribution of the Aralez Pharmaceuticals shares or cash will be made to QLT shareholders. Together these transactions transform QLT and create significant near- and long-term value for the Company’s shareholders.”

Greenhill & Co. acted as exclusive financial advisor to QLT on the transactions. Weil, Gotshal & Manges LLP and McCullough O’Connor Irwin LLP acted as legal advisors to QLT.

About QLT

QLT is a biotechnology company dedicated to the development and commercialization of innovative ocular products that address the unmet medical needs of patients and clinicians worldwide. We are focused on developing our synthetic retinoid program for the treatment of certain inherited retinal diseases.

QLT’s head office is based in Vancouver, Canada and the Company is publicly traded on NASDAQ Stock Market (symbol: QLTI) and the Toronto Stock Exchange (symbol: QLT). For more information about the Company’s products and developments, please visit our website at www.qltinc.com.

About InSite Vision

InSite Vision is advancing new ophthalmologic products for unmet eye care needs based on its innovative DuraSite® platform technologies. The DuraSite and DuraSite 2 drug delivery systems extend the duration of drug retention on the surface of the eye, thereby reducing the frequency of treatment and improving the efficacy of topical drugs.

The DuraSite platform is currently leveraged in two commercial products for the treatment of bacterial eye infections, AzaSite®(azithromycin ophthalmic solution) 1%, marketed in the U.S. by Akorn, Inc., and Besivance® (besifloxacin ophthalmic suspension) 0.6%, marketed by Bausch + Lomb, a wholly owned subsidiary of Valeant Pharmaceuticals International. InSite Vision has prepared an NDA filing for BromSite for the treatment of inflammation and prevention of pain associated with cataract surgery and is advancing DexaSite through Phase 3 studies for the treatment of blepharitis. For further information on InSite Vision, please visit www.insitevision.com.

About Tribute Pharmaceuticals Canada Inc.

Tribute Pharmaceuticals Canada Inc. (“Tribute”) is a specialty pharmaceutical company with a primary focus on the acquisition, licensing, development and promotion of healthcare products in Canada and the U.S. markets.

Tribute markets Cambia® (diclofenac potassium for oral solution), Bezalip® SR (bezafibrate), Soriatane® (acitretin), NeoVisc® (1.0% sodium hyaluronate solution) Uracyst® (sodium chondroitin sulfate solution 2%), Fiorinal®, Fiorinal® C, Visken®, Viskazide® and Collatamp® G in the Canadian market. Additionally, NeoVisc® and Uracyst® are commercially available and are sold globally through various international partnerships. Tribute also has the U.S. rights to Fibricor® and its related authorized generic. In addition, it has the exclusive U.S. rights to develop and commercialize Bezalip® SR in the U.S. and has the exclusive right to sell bilastine, a product licensed from Faes Farma for the treatment of allergic rhinitis and chronic idiopathic urticaria (hives), in Canada. The exclusive license is inclusive of prescription and non-prescription rights for bilastine, as well as adult and pediatric presentations in Canada. This product is subject to receiving Canadian regulatory approval.

About POZEN Inc.

POZEN Inc. (“POZEN”) is a specialty pharmaceutical company that to date has historically focused on developing novel therapeutics for unmet medical needs and licensing those products to other pharmaceutical companies for commercialization. By utilizing a unique in-source model and focusing on integrated therapies, POZEN has successfully developed and obtained FDA approval of two self-invented products. Funded by these milestones/royalty streams, POZEN has created a portfolio of cost-effective, evidence-based integrated aspirin therapies designed to enable the full power of aspirin by reducing its GI damage.

POZEN’s common stock is traded under the symbol “POZN” on The NASDAQ Global Market. For more detailed company information, including copies of this and other press releases, please visit www.pozen.com.

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the transactions referred to in this material, QLT expects to file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) containing a proxy statement of InSite Vision that also constitutes a preliminary prospectus of QLT. After the registration statement is declared effective InSite Vision will mail a definitive proxy statement/prospectus to stockholders of InSite Vision. This material is not a substitute for the proxy statement/prospectus or registration statement or for any other document that QLT or InSite Vision may file with the SEC and send to QLT’s and/or InSite Vision’s stockholders in connection with the proposed transactions. INVESTORS AND SECURITY HOLDERS OF QLT AND INSITE VISION ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by QLT or InSite Vision through the website maintained by the SEC at http://www.sec.gov and, in QLT’s case, also on the System for Electronic Document Analysis Retrieval (“SEDAR”) website maintained by the Canadian Securities Administrators at www.sedar.com. QLT stockholders may also obtain these documents, free of charge, from QLT’s website at www.qltinc.com under the heading “Investors” and then under the heading “Proxy Circulars” or upon request directly to QLT to the attention of “QLT Investor Relations,” 887 Great Northern Way, Suite 250, Vancouver, British Columbia, Canada, V5T 4T5. Copies of the documents filed with the SEC by InSite Vision will be available free of charge on InSite Vision’s website at www.InSiteVision.com or by contacting InSite Vision at 510-747-1220.

QLT and InSite Vision and certain of their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of QLT is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015. Information about the directors and executive officers of InSite Vision is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 18, 2015. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this press release constitute “forward-looking statements” of QLT within the meaning of the Private Securities Litigation Reform Act of 1995 and constitute “forward-looking information” within the meaning of applicable Canadian securities laws. Forward looking statements include, but are not limited to, statements concerning the proposed transaction between QLT and InSite Vision, the proposed investment in Aralez Pharmaceuticals and the subsequent distribution of the Aralez Pharmaceutical stock (or cash in lieu) to QLT shareholders, the issuance of convertible notes by QLT, the investment by certain co-investors in QLT and the availability of certain liquidity events for shareholders (collectively, the “Proposed Transactions”) including any statements regarding the expected timetable for completing the Proposed Transactions, the effect of the Proposed Transactions on QLT and the QLT stock, the potential benefits and synergies of the InSite Vision acquisition, the future potential of Aralez Pharmaceuticals and any other statements regarding QLT’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are often, but not always, made through the use of words or phrases such as “believe,” “expect,” “anticipate,” “should,” “planned,” “will,” “may,” “intend,” “estimated,” “aim,” “on track,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “predict,” “project,” “seek,” “would,” “could,” “potential,” “continue,” “ongoing,” “upside,” “increases,” and “potential” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the Proposed Transactions; the risk that a condition to closing the Proposed Transactions may not be satisfied; QLT’s ability to achieve the value creation contemplated by the Proposed Transactions; QLT’s ability to promptly, efficiently and effectively integrate InSite Vision’s operations into its own operations; the diversion of management time on the Proposed Transactions and uncertainties relating to QLT’s development plans, timing and results of the clinical development and commercialization of QLT and InSite Vision’s products and technologies. Additional information concerning these and other factors can be found in QLT’s and InSite Vision’s respective filings with the SEC, including QLT’s and InSite Vision’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. QLT assumes no obligation to update any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

QLT Inc. Contacts:

For Investors:

Andrea Rabney or David Pitts

Argot Partners

P: 212-600-1902

andrea@argotpartners.com

david@argotpartners.com

For Media:

Chuck Burgess or Mike Pascale

Abernathy MacGregor

P:212-371-5999

clb@abmac.com

mmp@abmac.com